October 28, 2015

VIA ELECTRONIC TRANSMISSION

Mr. Chad Eskildsen

Senior Staff Accountant

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

Response to Staff Comment Regarding Tea Leaf Management Investment Trust January 2015 Annual Report and Related Matters

(File Nos. 333-183374; 811-22737)

Dear Mr. Eskildsen:

This correspondence is submitted in response to the Staff's comment received on October 20, 2015 related to the January 31, 2015 annual report ("Annual Report") for the Tea Leaf Management Investment Trust (the "Registrant") on behalf of the TeaLeaf Long/Short Deep Value Fund (the "Fund").  We have included a summary of the comments and the Registrant’s response thereto.

Comment 1

Form 40-17G filed on 2/14/15 – In future fidelity bond filings please include a statement that the premiums were paid and the period covered by the premium payment.  See Rule 17G-1(g).

Response

The Registrant undertakes to include a statement that the premiums were paid and disclose the period covered by the premium payment in future fidelity bond filings.

Comment 2

Form N-Q Filings – In future filings please include the tax information required by Footnote 8 of S-X 12-12 (cost, gross unrealized gains, gross unrealized losses, net unrealized gain/loss – all on tax basis).

Response

The Registrant undertakes to include a statement of the tax information required by Footnote 8 of S-X 12-12 in N-Q filings.

Comment 3

Update Website – As of 10/19/15 the website did not contain the 2015 annual and semi-annual report.  The most current reports are from 2014.  Please update as soon as practicable.

Response

The Registrant has updated website as requested.

Comment 4

AFFE – The fund invests in ETFs and other RICs (primarily MMFs) and there is no AFFE in the June 1, 2015 prospectus fee table.  Please confirm that this is accurate.

Response

The Registrant so confirms.

Comment 5

Management Information in Annual Report – The staff could not locate the management information in the annual report required by Form N-1A Item 27(b)(5) which references Item 17(a)(1).  Please ensure this information is included in future annual reports.

Response

The Registrant undertakes to include a statement of the management information in the annual report required by Form N-1A Item 27(b)(5) in future filings.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call the undersigned at 614-469-3238.

Sincerely,

/s/ Parker D. Bridgeport

Parker D. Bridgeport